UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COBIZ INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19089710

(CUSIP Number)

The Estate of Howard R. Ross

c/o HR Financial, Inc.

875 North Michigan Avenue, Suite 2505

Chicago, Illinois 60611

(312) 255-0303

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19089710

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Estate of Howard R. Ross 36-7469158

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,181,526 (1)

	8.	Shared Voting Power 70,313 (2)

	9.	Sole Dispositive Power 1,181,526 (1)

	10.	Shared Dispositive Power 70,313 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,839 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.28%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes (a) 1,180,026 held directly by the Reporting Person, and (b) 1,500 shares that are subject to acquisition upon exercise of options that are exercisable within 60 days of January 23, 2007.

(2)  Includes 70,313 shares that are held by the widow of Howard R. Ross.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

THE ESTATE OF HOWARD R. ROSS

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

COBIZ INC.

Howard R. Ross originally filed a Statement on Schedule 13D (the “Original Statement”) on November 18, 2002, with respect to the common stock, par value $0.01 per share (“Common Stock”), of CoBiz Inc., a Colorado corporation (“CoBiz” or the “Issuer”).  Mr. Ross passed away on January 7, 2007 and all of his Common Stock is currently held by the Estate of Howard R. Ross (the “Estate” or the “Reporting Person”).  The Reporting Person is filing this Amendment No. 1 (the “Amendment”) to report its disposition of certain shares of Common Stock.  Capitalized terms used but not otherwise defined herein have the respective meanings given to such terms in the Original Statement.

Item 1.	Security and Issuer
No revisions.

Item 2.	Identity and Background
Item 2 of the Original Statement is hereby amended and restated in its entirety as follows:

The reporting person is the Estate of Howard R. Ross.  Prior to his death on January 7, 2007, Mr. Ross was a United States citizen and a Director of CoBiz.  The Estate’s  principal office and business address are c/o HR Financial, Inc., 875 North Michigan Avenue, Suite 2505, Chicago, Illinois 60611.

Schedule 1 attached hereto contains the following information concerning each of the co-executors of the Reporting Person:  (i) name; (ii) present principal occupation; and (iii) the business address of any corporation or other organization in which such employment is conducted.  Schedule 1 is incorporated herein by reference.

Each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen.  During the last five years, neither the Reporting Person, Mr. Ross nor any of the Schedule 1 Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Statement is hereby amended and supplemented to include the following:

On January 18, 2007, the Reporting Person entered into a purchase agreement (the “Purchase Agreement”) with the Issuer and certain additional selling shareholders and Keefe, Bruyette & Woods, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated (collectively, the “Underwriters”), pursuant to which on January 24, 2007, the Reporting Person and certain related entities sold the shares of Common Stock indicated below to the Underwriters at $19.7505 per share (with a public offering price of $20.90 per share).  These selling shareholders also provided the Underwriters with an option to purchase the additional shares indicated below to cover over-allotments, which option was exercised in full on February 15, 2007 and the shares of Common Stock subject to such option were sold to the Underwriters on February 20, 2007.

Shares
			sold in the	Shares sold on
			offering	February 20, 2007
			on January 24,	in the over-
			2007	allotment option	Shares beneficially
			(not including	exercise (not	owned
	Shares beneficially		shares	including shares	after the offering
	owned prior to		subject	sold in the initial	and the full exercise
	the offering		to the over-	offering on	of the over-allotment option
Name and address of owner (1)	Number	Percent (2)	allotment option)	January 24, 2007)	Number	Percent (3)
Estate of Howard R. Ross (4)	2,196,819	9.67%	741,057	203,923	1,251,839	5.28%
Hawthorne Colorado, Inc. (5)	685,687	3.00%	685,687	0	—	0.00%
Remount Capital, LLC (6)	194,596	0.85%	194,596	0	—	0.00%

(1)

The address of the estate of Howard R. Ross is c/o HR Financial Inc., 875 North Michigan Avenue, Suite 2505, Chicago, Illinois 60611. The address of each of the other above-named shareholders is c/o CoBiz Inc., 821 Seventeenth Street, Denver, Colorado 80202.

(2)

Percentage ownership has been calculated based on 22,711,262 shares of common stock that were issued and outstanding as of January 23, 2007, plus, in the case of each person and group, any shares that the person or the group has the right to acquire within 60 days of January 23, 2007 (but excluding any shares that any other person or group has the right to acquire).

(3)

Based upon an aggregate of 23,686,362 shares outstanding after completion of the offering, plus, in the case of each person and group, any shares that the person or the group has the right to acquire within 60 days of January 23, 2007 (but excluding any shares that any other person or group has the right to acquire).

(4)

Includes 2,125,006 shares owned by the estate of Howard R. Ross prior to the offering (Mr. Ross served as a director from September 1994 to January 7, 2007, the date he passed away); 70,313 shares held by Mr. Ross’ widow; and 1,500 shares that are subject to options which are exercisable by the estate of Howard R. Ross within 60 days of January 23, 2007. Does not include shares beneficially owned as a result of the estate of Howard R. Ross’ ownership interest in Hawthorne Colorado, Inc. and Remount Capital, LLC (see notes 5 and 6 below). All of the shares sold in the offering by the estate of Howard R. Ross were owned directly by the estate.

(5)	Hawthorne Colorado, Inc. is an entity controlled jointly by Steven Bangert, the Chairman and Chief Executive Officer of CoBiz, and the estate of Howard R. Ross.
(6)	Remount Capital, LLC is an entity controlled jointly by Mr. Bangert and the estate of Howard R. Ross.

As a result of the dispositions reported in this Amendment, Remount Capital, LLC and Hawthorne Colorado, Inc., each of which were included as Reporting Persons in the Original Statement, are no longer subject to the reporting requirements of Securities Exchange Act of 1934 Rule 13d-1 with respect to Common Stock of the Issuer.

Item 4.	Purpose of Transaction
Item 4 of the Original Statement is hereby amended and supplemented to include the following:

On January 24, 2007 and February 20, 2007, the Reporting Person and certain related entities sold the shares of Common Stock pursuant to the Purchase Agreement described in Item 3 of this Amendment, which description is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

The Estate beneficially owns an aggregate of 1,251,839 shares of Common Stock. Of those shares, the Estate has sole voting and dispositive power over 1,181,526 shares, consisting of (a) 1,500 shares that are subject to acquisition upon exercise of options that are exercisable within 60 days of January 23, 2007, and (b) 1,180,026 shares that are owned directly by the Estate.  In addition, the Estate has shared voting and dispositive power over 70,313 shares, all of which are held by Mr. Ross’ widow.

As a result of the dispositions described in Item 3 of this Amendment, the Reporting Person’s beneficial ownership (not including shares beneficially owned as a result of the Reporting Person’s ownership interest in Hawthorne Colorado, Inc. and Remount Capital, LLC, see notes 5 and 6 to the table provided in Item 3 above) has decreased from approximately 9.67% to approximately 5.28% of the outstanding Common Stock.

All transactions in Common Stock by the Estate or by Mr. Ross within the last 60 days are reflected in Item 3 of this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Statement is hereby amended and supplemented to include the following:

On January 24, 2007 and February 20, 2007, the Reporting Person and certain related entities sold the shares of Common Stock pursuant to the Purchase Agreement described in Item 3 of this Amendment, which description is incorporated herein by reference.

In connection with the sales made pursuant to the Purchase Agreement, the Reporting Person and the other selling shareholders entered into a registration agreement, specifying the terms and conditions for their participation in the offering.  The registration agreement provides that, subject to certain stated exceptions, the Reporting Person and the other selling shareholders will pay their pro rata portion of all costs and expenses incident to their participation in the offering (such as registration fees, printing fees and attorneys’ and accountants’ fees).  The registration agreement provides that the Issuer will indemnify the Reporting Person against certain liabilities, including liabilities under the Securities Act of 1933, and that the Reporting Person will indemnify the Issuer against certain liabilities, including liabilities under the Securities Act of 1933.  The Purchase Agreement provides that the Reporting Person has certain obligations to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and that the Underwriters have certain obligations to indemnify the Reporting Person against certain liabilities, including liabilities under the Securities Act of 1933.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Original Statement is hereby amended and supplemented to include the following:

Exhibit No.	Description

(1)

Purchase Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein and Keefe, Bruyette & Woods, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated (Incorporated herein by reference to Exhibit 1.1 of the Form 8-K filing made by CoBiz Inc. on January 24, 2007).

(2)

Registration Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein (Incorporated herein by reference to Exhibit 4.14 of the Form S-3/A filing made by CoBiz Inc. on January 5, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2007	The Estate of Howard R. Ross

	By:	/s/ STEVEN BANGERT
Steven Bangert, as Co-Executor

	By:	/s/ MARSHALL FRISHMAN
Marshall Frishman, as Co-Executor

SCHEDULE 1

CO-EXECUTORS
OF
THE ESTATE OF HOWARD R. ROSS

The name, present principal occupation and business address of each co-executor of the estate of Howard R. Ross are set forth below.  All co-executors listed on this Schedule 1 are United States citizens.

Name	Principal Occupation	Business Address

Steven Bangert	Chairman of the Board and Chief Executive Officer of CoBiz Inc.	821 Seventeenth Street Denver, Colorado 80202

Marshall Frishman	Accountant, Topel Forman, L.L.C.	500 North Michigan Avenue Suite 1700 Chicago, IL 60611

EXHIBIT INDEX

Exhibit No.	Description

(1)

Purchase Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein and Keefe, Bruyette & Woods, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated (Incorporated herein by reference to Exhibit 1.1 of the Form 8-K filing made by CoBiz Inc. on January 24, 2007).

(2)

Registration Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein (Incorporated herein by reference to Exhibit 4.14 of the Form S-3/A filing made by CoBiz Inc. on January 5, 2007).